Shanda Reports First Quarter 2009 Unaudited Results

● ● ●	First Quarter 2009 Net Revenues Increased 9.1% QoQ to US$162.0 Million, Operating Income Increased 10.3% QoQ to US$66.7 Million Diluted Earnings per ADS US$0.78

Shanghai, China—June 2, 2009—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2009.

First Quarter 2009 Highlights(1)

•	Consolidated net revenues increased 42.0% year-over-year and 9.1% quarter-over-quarter to a record high of RMB1,107.1 million (US$162.0 million), compared to the Company’s previous guidance of quarter-over-quarter growth between 3% and 5%.

•	Massively multi-player online role-playing games (MMORPGs) related revenues increased 47.4% year-over-year and 8.0% quarter-over-quarter to RMB944.5 million (US$138.2 million).

•	Casual games(2) related revenues increased 1.1% year-over-year and 21.3% quarter-over-quarter to RMB117.9 million (US$17.2 million).

•	Operating income increased 46.0% year-over-year and 10.3% quarter-over-quarter to RMB455.7 million (US$66.7 million).

•	Non-GAAP(3) net income increased 23.2% year-over-year and 10.0% quarter-over-quarter to RMB374.7 million (US$54.8 million). Non-GAAP earnings per diluted ADS were RMB5.48 (US$0.80), compared with RMB4.14 in the first quarter of 2008 and RMB4.90 in the fourth quarter of 2008.

•	Net income increased 25.0% year-over-year and 10.6% quarter-over-quarter to RMB361.0 million (US$52.8 million). Earnings per diluted ADS were RMB5.28 (US$0.78), compared with RMB3.94 in the first quarter of 2008 and RMB4.70 in the fourth quarter of 2008.

•	Active paying accounts (APA) for MMORPGs increased 22.1% quarter-over-quarter to 7.19 million. Average monthly revenue per active paying account (ARPU) for MMORPGs decreased 11.5% quarter-over-quarter to RMB43.8.

•	APA for casual games(2) increased 37.7% quarter-over-quarter to 2.06 million. ARPU for casual games(2) decreased 11.9% quarter-over-quarter to RMB19.1.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8359 to US$1.00 as published by the People’s Bank of China on March 31, 2009. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Casual games include advanced casual games, online chess and board game platforms, and e-sports platform.
(3) Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.

“Shanda achieved another solid quarter of growth during the first quarter of 2009, which further demonstrates the Company’s leadership position in the interactive entertainment media industry,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “Looking forward, we will make continuous efforts to enhance our users’ interactive entertainment experience by combining our integrated service platform with our diversified content businesses.”

Conference Call and Webcast Notice

Shanda will host a conference call at 9:00 p.m. on June 2, 2009 Eastern Time (9:00 a.m. on June 3, 2009 Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

First Quarter 2009 Financial Results(1)

Net Revenues. In the first quarter of 2009, Shanda reported net revenues of RMB1,107.1 million (US$162.0 million), representing an increase of 42.0% from RMB779.8 million year-over-year and 9.1% from RMB1,015.2 million in the fourth quarter of 2008.

Online game related revenues, including MMORPGs and casual games(2), were RMB1,062.4 million (US$155.4 million) in the first quarter of 2009, representing an increase of 40.3% from RMB757.4 million year-over-year and 9.3% from RMB971.7 million in the fourth quarter of 2008.

MMORPGs related revenues in the first quarter of 2009 increased 47.4% year-over-year and 8.0% quarter-over-quarter to RMB944.5 million (US$138.2 million), accounting for 85.3% of net revenues. The sequential growth in MMORPG related revenues was primarily driven by the continued release of expansion packs for our existing games as well as newly launched games in the first quarter of 2009.

The number of APA for MMORPGs increased 22.1% sequentially to 7.19 million in the first quarter of 2009, primarily due to the Company’s continuous efforts to convert free players to paying users. ARPU for MMORPGs was RMB43.8 in the first quarter of 2009, compared with RMB49.5 in the fourth quarter of 2008.

Casual games(2) related revenues in the first quarter of 2009 increased 1.1% year-over-year and increased 21.3% quarter-over-quarter to RMB117.9 million (US$17.2million). The sequential increase in casual games(2) related revenues was primarily driven by the release of content upgrades, in-game promotions and seasonal strength related to holidays.

The number of APA for casual games(2) increased 37.7% sequentially to 2.06 million in the first quarter of 2009. ARPU for casual games(2) declined 11.9% sequentially to RMB19.1 in the first quarter of 2009.

Other revenues in the first quarter of 2009 increased 99.6% year-over-year and 3.1% quarter-over-quarter to RMB44.7 million (US$6.6 million).

Gross Profit. Gross profit for the first quarter of 2009 was RMB801.0 million (US$117.2 million), representing a 47.8% increase from RMB542.1 million in the first quarter of 2008 and a 9.5% increase from RMB731.7 million in the fourth quarter of 2008. Gross margin was 72.3% in the first quarter of 2009, compared with 69.5% in the first quarter of 2008 and 72.1% in the fourth quarter of 2008.

Income from Operations. Operating income for the first quarter of 2009 was RMB455.7 million (US$66.7 million), representing a 46.0% increase from RMB312.1 million in the first quarter of 2008 and a 10.3% increase from RMB413.1 million in the fourth quarter of 2008. Operating margin was 41.2% in the first quarter of 2009, compared with 40.0% in the first quarter of 2008 and 40.7% in the fourth quarter of 2008.

Share-based compensation was RMB13.7 million (US$2.0 million) in the first quarter of 2009, compared with RMB15.4 million in the first quarter of 2008 and RMB14.2 million in the fourth quarter of 2008.

Non-Operating Income. Net non-operating income for the first quarter of 2009 was RMB0.6 million (US$0.09 million), compared with RMB5.5 million in the first quarter of 2008 and RMB6.4 million in the fourth quarter of 2008. The quarter-over-quarter difference was primarily due to the difference in government financial incentives between the first quarter of 2009 compared with the fourth quarter of 2008. Non-operating income contributed from government financial incentives amounted to RMB1.6 million (US$0.2 million) in the first quarter of 2009, compared with RMB1.8 million in the first quarter of 2008 and RMB14.5 million in the fourth quarter of 2008.

Income Tax Expense. Income tax expense for the first quarter of 2009 was RMB 95.3 million (US$13.9 million), as compared with income tax expenses of RMB28.7 million in the first quarter of 2008 and RMB93.0 million in the fourth quarter of 2008.

Effective as of January 1, 2008, the Chinese government adopted a new income tax law that unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%. The Company’s subsidiaries and VIEs are at various stages of progress depending on the requirements of the different local tax authorities in recognition of qualification of the NEW/HIGH Technology Enterprises preferred tax treatment pursuant to “Working Guidelines for Assessment of New/High Technology Enterprises” issued by the Chinese tax authorities on July 8, 2008. In December 2008, government recognition of certain entities as NEW/HIGH Technology Enterprises was acknowledged by the local tax authority.  Accordingly, these entities were entitled to a preferential tax rate, which is effective retroactively to January 1, 2008.  As a result, the Directors of the Company believe it is appropriate to report the Company’s income tax provision at the new statutory income tax rate of 25%, except for entities that are still subject to tax holidays or other preferential income tax policies. The future tax benefits arising from the deductible temporary differences as of March 31, 2009 are recognized in the balance sheet to the extent it is considered recoverable upon management’s periodic assessment.

Net Income. Net income for the first quarter of 2009 was RMB361.0 million (US$52.8 million), compared with RMB288.8 million in the first quarter of 2008 and RMB326.5 million in the fourth quarter of 2008. Earnings per diluted ADS in the first quarter of 2009 were RMB5.28 (US$0.78), compared with RMB3.94 in the first quarter of 2008 and RMB4.70 in the fourth quarter of 2008.

Non-GAAP Net Income. Non-GAAP net income for the first quarter of 2009 was RMB374.7 million (US$54.8 million), an increase of 23.2% from RMB304.2 million in the first quarter of 2008 and an increase of 10.0% from RMB340.7 million in the fourth quarter of 2008. Non-GAAP earnings per diluted ADS in the first quarter of 2009 were RMB5.48 (US$0.80), compared with RMB4.14 in the first quarter of 2008 and RMB4.90 in the fourth quarter of 2008.

Recent Business Highlights

On March 24, 2009, Shanda Online announced that it has established a strategic cooperation with LineKong Entertainment Technology Co., Ltd. Through this strategic cooperation, Shanda Online will open its unified platform to support the operation of the MMORPG, The Legend of Kung-Fu.

On April 16, 2009, Shanda Games commercially launched AION: The Tower of Eternity.

On April 22, 2009, Shanda Online announced that it has established a strategic cooperation with Razer to promote Razer’s high-end precision gaming and lifestyle peripherals on its platform.

On May 25, 2009, Shanda announced its plan to submit a draft registration statement on a confidential basis to the U.S. Securities and Exchange Commission for a possible initial public offering of Shanda Games Limited.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2008 is still in progress. In addition, the audit of the Company’s financial information for the year ending December 31, 2009 will not be completed until the filing of the Company’s annual report on Form 20-F for the year ending December 31, 2009 during the second quarter of 2010. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information relating to, for example, the Company’s income tax expenses. In addition, because management’s evaluation of the Company’s internal controls over financial reporting in connection with of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of the Company’s fiscal year of 2008.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2009, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver continuous growth in 2009, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, with more and more home users. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2008	As of March 31, 2009
	( As adjusted)1
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,397.8	3,259.1	476.8
Short-term investments	853.3	1,371.9	200.7
Marketable securities	36.7	41.5	6.1
Accounts receivable	35.8	38.9	5.7
Inventories	3.2	2.8	0.4
Deferred licensing fees and related costs	54.1	59.6	8.7
Prepayments and other current assets	190.3	187.2	27.4
Deferre Deferred tax assets	89.3	111.5	16.3

Total current assets	4,660.5	5,072.5	742.1

Investment in equity investees	61.2	62.5	9.1
Property, equipment and software	312.4	330.2	48.3
Intangible assets	476.3	479.9	70.2
Goodwill	590.3	590.3	86.3
Long-term deposits	50.4	52.8	7.7
Long-term prepayments	146.0	263.0	38.5
Long-term assets	136.0	178.4	26.1
Non-current deferred tax assets	34.7	20.8	3.0

Total assets	6,467.8	7,050.4	1,031.3

LIABILITIES
Current liabilities:
Accounts payable	54.5	80.4	11.7
Licensing fees payable	203.2	203.3	29.7
Taxes payable	112.5	172.5	25.2
Deferred revenue	513.8	519.4	76.0
Due to related parties	3.0	3.0	0.4
Short term loan	—	1.2	0.2
Other payables and accruals	349.9	448.4	65.7
Deferred tax liabilities	67.8	67.8	9.9

Total current liabilities	1,304.7	1,496.0	218.8

Non-current deferred tax liabilities	31.5	29.5	4.3
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	1,000.7	1,017.9	148.9
Non-current deferred revenue	1.7	3.0	0.4

Total liabilities	2,348.0	2,555.8	373.8

Shareholders’ equity
Ordinary shares	11.4	11.2	1.6
Additional paid-in capital	1,931.7	2,281.8	333.8
Statutory reserves	183.8	187.7	27.5
Accumulated other comprehensive loss	-134.0	-144.0	-21.1
Retained earnings	1838.1	1,859.1	272.0

Total Shanda shareholders’ equity	3,831.0	4,195.8	613.8
Non-controlling interests	288.8	298.8	43.7

Total shareholder’s equity	4,119.8	4,494.6	657.5

Total liabilities and shareholders’ equity	6,467.8	7,050.4	1,031.3

(1) Reflects retrospective application of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	March 31, 2008	December 31, 2008	March 31,
	( As adjusted)1	( As adjusted)1	2009
	RMB	RMB	RMB	US$
Net revenues
MMORPG	640.8	874.6	944.5	138.2
Casual game	116.6	97.1	117.9	17.2
Others	22.4	43.5	44.7	6.6

Total net revenues	779.8	1,015.2	1,107.1	162.0

Cost of services
Ongoing licensing fees for online games	-107.7	-135.9	-142.1	-20.8
Amortization of intangible assets	-21.7	-31.6	-36.9	-5.4
Server leasing and maintenance fees	-23.6	-25.6	-22.3	-3.3
Salary and benefits	-21.7	-24.2	-36.0	-5.3
Depreciation of property, equipment and software	-13.5	-14.2	-12.1	-1.8
Others	-49.5	-52.0	-56.7	-8.2

Total cost of services	-237.7	-283.5	-306.1	-44.8

Gross profit	542.1	731.7	801.0	117.2
Operating expenses:
Product development	-64.7	-77.2	-98.9	-14.5
Sales and marketing	-59.2	-92.6	-97.0	-14.1
General and administrative	-106.1	-148.8	-149.4	-21.9

Total operating expenses	-230.0	-318.6	-345.3	-50.5

Income from operations	312.1	413.1	455.7	66.7
Interest income	18.9	15.6	14.6	2.1
Interest expense	-2.4	-25.7	-25.8	-3.8
Amortization of convertible debt issuance cost	—	-2.1	-2.1	-0.3
Investment income	2.8	1.7	28.0	4.1
Other income(expenses), net	-10.9	19.9	1.3	0.2

Income before income tax expenses, equity in loss o (gain) of affiliates	320.5	422.5	471.7	69.0
Income tax expense	-28.7	-93.0	-95.3	-13.9
Equity in loss (gain) of affiliates	-0.4	0.4	-9.6	-1.4

Net income	291.4	329.9	366.8	53.7
Less: Net income attributable to non-controlling interests	-2.6	-3.4	-5.8	-0.9

Net income attributable to ordinary shareholders	288.8	326.5	361.0	52.8

Earnings per share:
Basic	1.99	2.37	2.66	0.39
Diluted	1.97	2.35	2.64	0.39
Earnings per ADS:
Basic	3.98	4.74	5.32	0.78
Diluted	3.94	4.70	5.28	0.78
Weighted average ordinary shares outstanding:
Basic	144,885,662	137,563,925	135,486,121	135,486,121
Diluted	146,794,340	139,055,080	136,969,705	136,969,705
Weighted average ADS outstanding:
Basic	72,442,831	68,781,963	67,743,061	67,743,061
Diluted	73,397,170	69,527,540	68,484,853	68,484,853
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	304.2	340.7	374.7	54.8
Share-based compensation cost	-15.4	-14.2	-13.7	-2.0
Net income	288.8	326.5	361.0	52.8

Non-GAAP diluted earnings per ADS	4.14	4.90	5.48	0.80
Share-based compensation cost per ADS	-0.20	-0.20	-0.20	-0.02
Diluted earnings per ADS	3.94	4.70	5.28	0.78

(1) Reflects retrospective application of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”